(An Exploration Stage Company)

Condensed Interim Consolidated Financial Statements

March 31, 2019

(Unaudited – in U.S. Dollars)

Notice to Reader:

These condensed interim consolidated financial statements have not been reviewed by the Company’s independent auditor. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 – Continuous Disclosure Obligations.

Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited-in thousands of U.S. Dollars)

	Note	March 31, 2019	December 31, 2018
Assets		$	$
Current assets:
Cash and cash equivalents		4,505	47
Other receivable		3	2
Marketable securities	3	116	156
Prepaid		4	4
		4,628	209
Non-current assets:
Exploration and evaluation assets	4	26,932	32,533
Reclamation bonds		62	62
		26,994	32,595
Total Assets		31,622	32,804

Liabilities
Current liabilities:
Accounts payable and accrued liabilities		76	365
Loan payable	5	-	305
Related party loan payable	10(c)	-	210
		76	880
Non-current liability
Convertible notes	6	798	721
Derivative liabilities	7	893	572
		1,691	1,293
Total Liabilities		1,767	2,173
Shareholders' Equity
Share capital	8	100,877	100,729
Share-based compensation reserve		18,804	18,820
Deficit		(89,826)	(88,918)
		29,855	30,631
Total Liabilities and Shareholders' Equity		31,622	32,804

See the accompanying notes to the condensed interim consolidated financial statements.

Approved on behalf of the Board of Directors on May 9, 2019:

/s/ “Thomas Patton”	/s/“Terrence Eyton”
Director	Director

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited- In thousands of U.S. Dollars, except for shares and per share amounts)

		For the three months ended March 31,
	Note	2019	2018
		$	$
General administrative expenses
Administration and office		63	59
Consultant		16	-
Investor relations and communications		56	56
Personnel costs	4	217	118
Professional fees		22	33
Transfer agent and regulatory fees		23	23
Travel and development		60	29
		(457)	(318)

Fair value (loss) gain on derivative liabilities		(321)	173
Foreign exchange loss		(10)	(6)
Interest and other		(80)	(36)
Unrealized (loss) gain on marketable securities		(40)	30
		(451)	161
Loss and comprehensive loss		(908)	(157)
Loss per share - basic and diluted		(0.00)	(0.00)
Weighted average number of common shares outstanding		203,771,536	200,969,314

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited- In thousands of U.S. Dollars)

	For the three months ended March 31,
	2019	2018
	$	$
Operating activities
Net loss for the period	(908)	(157)
Items not involving cash:
Fair value loss (gain) on derivative liabilities	321	(173)
Fair value loss (gain) on marketable securities	40	(30)
Foreign exchange loss	10	6
Interest expense	77	7
	(460)	(347)
Changes in non-cash working capital
Other receivable	(1)	(3)
Accounts payable and accrued liabilities	(208)	(8)
Cash used in operating activities	(669)	(358)

Financing activities
Shares issued for cash	132	-
Loan payable	(529)	-
Cash used in financing activities	(397)	-

Investing activities
Expenditures on mineral properties	(183)	(304)
Proceeds from sale of water rights	5,703	-
Cash provided by (used) in investing activities	5,520	(304)
Effect of foreign exchange on cash and cash equivalents	4	10
Increase (decrease) in cash and cash equivalents	4,458	(652)
Cash and cash equivalents, beginning of period	47	1,575
Cash and cash equivalents, end of period	4,505	923
Supplemental cash flow information
Exploration expenditures included in accounts payable	$15	$31
Interest paid in cash	$32	$-

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - In thousands of U.S. Dollars, except for shares)

	Common Shares		Share-based
	Number of	Amounts	compensation reserve	Deficit	Total
	Shares	($)	($)	($)	($)
Balance, December 31, 2017	200,969,314	100,729	18,729	(87,499)	31,959
Net loss for the period	-	-	-	(157)	(157)
Balance, March 31, 2018	193,479,416	100,051	18,560	(87,656)	31,802

Balance, December 31, 2018	200,969,314	100,729	18,820	(88,918)	30,631
Shares issued for cash, net of share issue costs	3,000,000	129	(16)	-	113
Shares issued for stock options exercised	400,000	19	-	-	19
Net loss for the period	-	-	-	(908)	(908)
Balance, March 31, 2019	204,369,314	100,877	18,804	(89,826)	29,855

See the accompanying notes to the condensed interim consolidated financial statements.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

1.	NATURE OF OPERATIONS

Quaterra Resources Inc. (together with its subsidiaries, “Quaterra” or the “Company”) is a copper exploration company working on its mineral properties located in Nevada and Alaska, United States. The Company is incorporated in British Columbia, Canada. Its head office is located at 1100 - 1199 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3T5.

On March 3, 2019, the Company closed the water rights sale associated with its Yerington property for total gross proceeds of $6.02 million.

The Company acquires mineral properties by way of option or lease agreements, and defers all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company’s continued existence is dependent upon the existence of economically recoverable mineral reserves and the ability of the Company to acquire new properties and obtain funding to complete the exploration activities.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICY CHANGE

a.	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards, (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies and critical accounting estimates applied in these financial statements are consistent with those described in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2018, except in relation to leases as described in (c) below.

b.	Accounting estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies, reported amounts and disclosures. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Both internal and external information are considered to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required.

c.	Accounting policy change – adoption of IFRS 16 Leases

The Company adopted the provisions of IFRS 16 Leases effective January 1, 2019.

IFRS 16, Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company does not have any leases, accordingly the adoption of IFRS 16 does not have a significant impact on its financial statements.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

3.	MARKETABLE SECURITIES

The Company holds 1,942,795 common shares of Grande Portage Resources Ltd. with a market value of $116,309 (December 31, 2018 - $156,654).

During the three months ended March 31, 2019, a $40,345 loss was recognized in the Statement of Loss.

4.	MINERAL PROPERTIES

The Company owns a 100% interest in the MacArthur and Yerington properties, has an option to earn a 100% interest in the Bear and Wassuk properties, and a 90% interest in Groundhog property, respectively

On September 13, 2018, the Company entered into a purchase and sale agreement, subsequently amended, with Desert Pearl Farms LLC (“Desert Pearl”), to sell certain primary ground water rights associated with its copper property in Yerington for an adjusted gross proceed of $6.02 million.

Desert Pearl deposited an initial $625,920 into escrow, half of which was released to the Company in October 2018 for its corporate use, and the other was released in January 2019. On March 3, 2019, the Company announced the closing of the water rights sale and received the remaining net proceed of $5.37 million. The gross proceeds have been recorded as a reduction of the related mineral interest according to the Company’s accounting policy.

The Company defers acquisition, exploration and evaluation costs related to the properties on which it is conducting exploration. During the period ended March 31, 2019, $98,990 personnel costs related to the Company's U.S. technical employees were expensed in the Statement of Loss due to the fact no active exploration program was carried out.

As of March 31, 2019, total mineral property maintenance and exploration costs are listed in the table below:

	MacArthur	Yerington	Bear	Wassuk	Groundhog	Total
(In thousands of U.S. dollars)	$	$	$	$	$	$
Balance, December 31, 2018	18,218	10,578	1,012	1,105	1,620	32,533
Property maintenance	-	13	1	-	-	14
Environmental	-	48	-	-	-	48
Other	-	29	-	-	7	36
Technical study	4	-	-	-	-	4
	4	90	1	-	7	102
Recovery	-	(5,703)	-	-	-	(5,703)
Balance, March 31, 2019	18,222	4,965	1,013	1,105	1,627	26,932

a)	MacArthur and Yerington, Nevada

The MacArthur property is subject to a 2% net smelter return royalty (“NSR”), which may be reduced to a 1% NSR royalty for a consideration of $1.0 million.

The Yerington property has a 2% NSR royalty capped at $7.5 million on commencement of commercial production.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

b)	Bear Deposit, Nevada

Bear Deposit consists of five option agreements covering private land in Yerington, Nevada. Under the terms of these option agreements, as amended, the Company is required to make approximately $5.0 million in cash payments over 11 years ($4.44 million paid) in order to maintain the exclusive right to purchase the land, mineral rights and certain water rights and to conduct mineral exploration on these properties.

Outstanding payments due under the five option agreements by year are as follows:

•	$238,000 due in 2019 ($38,000 paid);
•	$188,000 due in 2020;
•	$63,000 each due in 2021 and 2022 respectively, and
•	$101,000 due in 2023.

c)	Wassuk, Nevada

The Company has an option to earn an interest in certain unpatented mining claims in Yerington, amended, over ten years and is required to make $1.51 million in cash payments ($0.9 million paid) and incur a work commitment of $300,000 ($92,112 incurred) by August 1, 2021. The remaining option balance is due on each anniversary from August 1, 2019 through 2021 in the amounts of $55,000, $60,000 and $500,000, respectively.

The property is subject to a 3% NSR royalty upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration for $1.5 million.

d)	Groundhog, Alaska

On April 25, 2017, the Company signed a five-year lease agreement with Chuchuna Minerals Company (“Chuchuna”) to earn a 90% interest in the Groundhog property located in Alaska. To earn its 90% interest, the Company is required to provide Chuchuna with a total of $5 million in exploration funding (a minimum $0.5 million per year after year one) plus a lump sum of $3 million in the final year.

The Company has no obligation to exercise its option and can terminate the agreement at its discretion annually. Since April 2017, the Company has met its annual commitments and funded total $1.63 million in exploration. The Company plans to fulfill its minimum exploration spending in 2019 subject to certain conditions to be met.

5.	LOAN PAYABLE

The Company borrowed a $500,000 secured by a note from Freeport-McMoRan Nevada LLC (“Freeport Nevada”) on May 8, 2015 in order to facilitate a real property interest acquisition within the Bear Deposit area. The loan was extended, partially repaid in 2018, and as of September 6, 2018 the remaining amount of $295,467 was agreed to mature on March 6, 2019 with an annual interest rate of 10%, compound daily.

The Company recorded $5,559 interest expenses during the three months ended March 31, 2019, and fully repaid $310,700 to Freeport Nevada on March 6, 2019.

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

6.	CONVERTIBLE NOTES

On August 28 and September 20, 2018, the Company completed a non-brokered financing in tranches by way of secured convertible notes for gross proceeds of $550,000 and Canadian dollars (“CAD”) $550,000 each. The convertible notes bear simple interest at a rate of 10% per annum, payable in arrears, until February 28 and March 20, 2020. Interest may be paid in cash or shares at the option of the note’s holders, subject to regulatory approvals in the case of share payments.

The outstanding principal amount is convertible into units of the Company at a price of $0.05 or CAD 0.065 per unit in the first 12 months, and $0.075 or CAD 0.10 thereafter until the maturity date. Each unit consists of a common share and a warrant; each warrant would entitle the holder to acquire an additional common share at a price of $0.05 or CAD 0.065 for a period of four years subject to acceleration provisions.

The conversion option is a derivative liability based on the fact the conversion into units could result a variable number of shares to be issued. At inception, the convertible notes were recorded at a fair value of $618,572 using the Black-Scholes model.

During the three months ended March 31, 2019, the Company recorded $77,265 interest expenses for the convertible notes:

Residual value
(In thousands of U.S. Dollars)	($)
Convertible note at maturity	973

Convertible note at date of issue	619
Interest expenses	102
Balance at December 31, 2018	721
Interest expenses	77
Balance at March 31, 2019	798

7.	DERIVATIVE LIABILITIES

In connection with the issuance of the above convertible debentures and 19,000,000 warrants in an asset purchase agreement with Freeport-McMoRan Mineral Properties Inc. issued on October 3, 2014, the conversion option and the warrants are classified as derivative liabilities, carried at fair value and revalued at each reporting date.

As of March 31, 2019, the derivative liabilities were revalued using the weighted average assumptions: volatility of 94%, expected term of 3.25 years, discount rate of 1.58% and dividend yield of 0%:

Fair value
(In thousands of U.S. Dollars)	($)
At December 31, 2017	587
Issuance of convertible notes	343
Change in fair value estimates	(358)
At December 31, 2018	572
Change in fair value estimates	321
At March 31, 2019	893

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

8.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

During the three months ended March 31, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares for a gross proceed of CAD 150,000, and received CAD$25,000 for 400,000 stock options exercised.

9.	WARRANTS AND STOCK OPTIONS

a)	Share purchase warrants

As of March 31, 2019, the Company had 19 million warrants exercisable at $0.16 expiring October 3, 2019.

b)	Stock options

The Company has a stock option plan under which it is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

During the three months ended March 31, 2019, 400,000 stock options were exercised at a weighted price of CAD $0.0625.

The following table summarizes information about stock options outstanding by expiry dates with exercise price in Canadian dollars:

	Exercise Price	Number of Options Outstanding
Expiry Date	(CAD$)	March 31, 2019	December 31, 2018
June 25, 2019	0.10	2,815,000	2,815,000
December 31, 2019	0.05	1,000,000	1,000,000
March 26, 2020	0.05	200,000	200,000
July 16, 2020	0.13	2,380,000	2,380,000
April 14, 2021	0.065	2,795,000	2,995,000
June 23, 2022	0.095	2,900,000	2,900,000
September 20, 2023	0.06	2,370,000	2,570,000
		14,460,000	14,860,000

10.	RELATED PARTY TRANSACTIONS

a)

Key management comprises directors and executive officers. In the event of a change of control, certain executive officers are entitled to termination benefits equal to the amount that would have been paid during the unexpired term of their employment agreement, and others to the equivalent of either one or two years’ salary. The Company has no post-employment benefits and other long-term employee benefits. Compensation awarded to key management was as follows:

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Quaterra Resources Inc.
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2019
(Unaudited - In U.S. Dollars; tabular amounts in thousands except for shares)

	Three months ended March 31,
(In thousands of U.S. Dollars)	2019	2018
	$	$
Salaries	106	110
Directors' fees	9	9
	115	119

b)

Manex Resource Group (“Manex”) is a private company owned by the Company’s Corporate Secretary Mr. Lawrence Page. During the three months ended March 31, 2019, the Company paid $30,535 (CAD $40,680) to Manex for its Vancouver office space and general office services. During the period the Company renegotiated its service agreement with Manex at a monthly rate of CAD $7,500 effective April 1, 2019. Either party can terminate the agreement at any time with a 60-day written notice.

c)

During the 2018 year end, Mr. Thomas Patton, CEO of the Company, advanced a total of CAD $400,000 as a loan to the Company in order for it to meet its operating expense requirements. The loan was unsecured, bearing an interest of 10% per annum. $100,000 (CAD $130,000) was repaid in August 2018, the remaining principal and accrued interest totaling $218,369 (CAD $292,134) was repaid on March 12, 2019.

11.	SEGMENTED INFORMATION

The Company has one business segment, the exploration of mineral properties. As of March 31, 2019, all the Company’s significant non-current assets are located in the United States.

12.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENT RISKS

There has been no change in the Company’s approach to capital management, the financial instrument risks or management’s approach to those risks during the period ended March 31, 2019.

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